United States of America
before the
Securities and Exchange Commission

In the Matter of:
SUNWEST ROLLOVER MEMBER LLC

2300 SW First Avenue, Suite 200
Portland, OR 97201-5047
Attention: Board of Managers;
William M. Bryan;
Richard J. Carney; and
Sidney E. Smith.

File No. 812-13778
Investment Company Act of 1940

SIXTH AMENDED AND RESTATED APPLICATION
FOR AN ORDER OF EXEMPTION UNDER SECTIONS 6(c) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

September 6, 2011

Please direct all communications
concerning this Application to:

Brynn D. Peltz
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
(212) 906-2913

Table of Contents

I.	Summary of Application			1
II.	Applicant			2
III.	Background of the Sunwest Enterprise			3
IV.	Structure of Applicant			6
	A.	Reasons for Applicant’s Structure; Applicant’s Purposes		6
	B.	Structure of Applicant		7
	C.	Negotiation of Applicant’s Structure		11
	D.	Sunwest Creditors Who Were Eligible to Elect to Receive Interests in Applicant		13
	E.	No Conflict Among Classes of Applicant’s Securities		13
V.	Operations of Applicant			13
	A.	Applicant’s Assets		13
	B.	Applicant’s Revenues and Borrowings		13
	C.	Possible Capital Calls by Blackstone LLC		14
	D.	Applicant’s Limited Life		17
	E.	Management of Applicant		18
VI.	Relief Sought by Applicant			19
	A.	Applicant as Potential Investment Company		19
	B.	Summary of Relief Sought		19
	C.	Applicable Investment Company Act Provisions		19
VII.	Statement in Support of Requested Relief			20
	A.	Grounds for Exemptive Relief		20
	B.	Relief Requested Is Consistent with Previous Commission Action		20
		1.	Reasons for Applicant’s Structure; Applicant’s Purpose	22
		2.	Structure of Applicant	22
		3.	Active Participation of Sunwest Investors in Negotiating Structure	23
		4.	Involvement of Court	24
		5.	Possible Capital Calls	24
		6.	Applicant’s Limited Life	24
		7.	Limited Investments; Frequency of Distributions	25
		8.	Payment of Expenses	26
		9.	Limited Transferability of Applicant’s Interests	26
		10.	Similar Provisions of Investment Company Act Would Apply	26
		11.	Conclusion	27
	C.	Application Is Appropriate in the Public Interest		27
	D.	Application is Consistent with the Protection of Investors		27
	E.	Application Is Consistent with Purposes of Investment Company Act		28
VIII.	Conditions to the Requested Relief			29
IX.	Authorizations			30
X.	Requested Relief			31
XI.	Conclusion			31

Exhibit A
Exhibit B

-i-

I.      Summary of Application

As set forth in this Application, Sunwest Rollover Member LLC (“Applicant”) presents a particularly compelling case for exemption from provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”), to facilitate what is believed to be a highly successful resolution of a Securities and Exchange Commission receivership case.

On May 28, 2010, Applicant filed an application (the “Original Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act, exempting Applicant from certain provisions of the Investment Company Act (the “Order”). The Original Application was amended and restated on June 17, 2010, June 28, 2010, July 8, 2010, October 8, 2010 and February 22, 2011. Applicant hereby further amends and restates the Original Application to apply for an order of the Commission pursuant to Sections 6(c) and 6(e) of the Investment Company Act exempting Applicant from all provisions of the Investment Company Act and the rules thereunder, except: Section 9; Sections 17(a), 17(d) and 17(e); Section 31, as modified herein (“Modified Section 31”); and Sections 36 through 53 of the Investment Company Act and the rules thereunder. Applicant requests relief until the earlier of four years from the date of the Order or such time as Applicant would no longer be required to register as an investment company.

Applicant previously relied on an exemption from the provisions of the Investment Company Act under the safe-harbor of Rule 3a-2 while Applicant explored the ability to rely on other exemptions from the Investment Company Act. Although Applicant’s ability to rely on the safe harbor of Rule 3a-2 for a period of one year recently expired, Applicant believes that the fact that it fits the definition of investment company remains “temporary.”1

The relief requested in this Sixth Amended and Restated Application (the “Application”) would exempt Applicant from all provisions of the Investment Company Act, except those specified above. Applicant submits that the exemption is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act. It is also consistent with precedent, particularly the Commission’s orders in The Drexel Burnham Lambert Group Inc. (“Drexel”)2 and The LTV Aerospace Creditors Liquidating Trust (“LTV”)3 matters, as discussed in detail below.4 In particular, the following points are key:

1      See Cooper Development Co. (SEC No-Action Letter, Dec. 12, 1988).

2     The Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice of application) and 18675 (April 24, 1992) (order).

3     The LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice of application) and 19648 (August 24, 1993) (order).

4     See Section VII.B, “Statement in Support of Requested Relief – Relief Requested Is Consistent with Previous Commission Action,” below.

(1)	Applicant’s structure was developed to resolve bankruptcy proceedings and to facilitate remedies for investors in the related SEC Enforcement Action (as defined below)

(2)	Applicant’s structure ameliorates unfavorable tax consequences for those investors who elected to receive interests in Applicant;

(3)

Applicant’s capital structure was developed for the benefit of the persons who suffered losses from the operations of the Sunwest Enterprise (defined in Section III, also referred to herein as “Sunwest”), including victims of alleged misconduct by certain founders of Sunwest (“Sunwest Founders”) and others;

(4)

Investors who were eligible to receive interests in Applicant, their counsel, investment bankers and other advisors, as well as the Court (as defined below) and its appointed mediators, were active participants in designing and determining Applicant’s structure;

(5)	Applicant will not be engaged in the business of investing, reinvesting or trading in securities, and the only securities that Applicant may hold are its interests in Blackstone LLC (as defined below) and Temporary Investments (as defined below);

(6)	Transferability of Applicant’s securities are severely restricted;

(7)	Applicant has a limited life and will liquidate upon the liquidation of Blackstone LLC; and

(8)	Applicant will continue to be subject to the jurisdiction of the Court.

The above factors are appropriate grounds for the requested relief, particularly in view of the provisions of the Investment Company Act that will apply to Applicant to protect its members, if the Commission grants Applicant’s requested relief.

II.     Applicant

Applicant is Sunwest Rollover Member LLC, a Delaware limited liability company formed for the purpose of holding “Rollover Equity Interests” (defined below in Section IV.B) in BRE/SW Portfolio LLC, a Delaware limited liability company (for convenience, “Blackstone LLC”). Blackstone LLC was formed to acquire substantially all of the core assets (consisting of more than 140 senior living facilities throughout the United States) (collectively, the “Sunwest Assets”) of Sunwest, as more fully described below. The acquisition of the Sunwest Assets by Blackstone LLC is referred to herein as the “Blackstone Acquisition.” The Blackstone Acquisition is governed by the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, as amended (the “PSA”). The Blackstone Acquisition closed on August 5, 2010.

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and the following short-term instruments pending distributions to Applicant’s members or disbursements in payment of Applicant’s obligations: (a) general obligations of the United States, or its agencies and instrumentalities; and/or (b) deposit accounts with banks, which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization (collectively, the “Temporary Investments”). Applicant will maintain the Temporary Investments with a bank or registered broker-dealer in accordance with Section 17(f)(1)(A) and (B) of the Investment Company Act, and Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant is managed by a "Board of Managers" (as defined in “Applicant’s LLC Agreement” (as defined below in Section IV.E)) elected by the members of Applicant and comprised of William M. Bryan, Richard J. Carney and Sidney E. Smith.5

III.      Background of the Sunwest Enterprise

The “Sunwest Enterprise” (also referred to herein as “Sunwest”) is a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other assets and operations. Prior to 2008, Sunwest operated 290 facilities and was one of the largest assisted living providers in the United States.

Sunwest financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of tenant-in-common interests (the “TIC Investors”) and limited liability company interests (the “LLC Investors”) in properties owned by Sunwest. The Sunwest properties were owned by some 1,200 TIC Investors and nearly 200 LLC Investors. The LLC Investors, in turn, were owned by approximately 1,500 members. Each Sunwest-affiliated property purported to have separate ownership, often involving multiple TIC Investors and/or LLC Investors. The TIC Investors and the LLC Investors are referred to herein, collectively, as “Sunwest Investors.”

On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities (the “Debtor”), initiated its bankruptcy case, United States District Court for the District of Oregon, Case No. 09-cv-6082-HO (the “Bankruptcy Case”), with the filing of its voluntary petition under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Until August 5, 2010,6 when the Blackstone Acquisition closed, the Debtor remained in possession of its assets and continued to operate its business as debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

On March 2, 2009, the Commission commenced an action in the United States District Court for the District of Oregon (the “Court”) against Sunwest Management, Inc. (“SMI”) and other persons and entities alleging, among other things, violation of federal securities laws, and

5      On December 28, 2010, Michael A. Grassmueck, the Receiver appointed by the United States District Court for the District of Oregon (the “Court”), moved the Court for an order approving the Board of Managers which motion was entered by the Court.

6     August 5, 2010 was the closing date of the Blackstone Acquisition and also is the effective date of the Plan.

sought an injunction and appointment of a receiver in SEC v. Sunwest Management, Inc., et al, Case No. 09-cv-6056-HO (the “SEC Enforcement Action”). In its complaint, the Commission alleged, among other matters, that SMI and others committed violations of securities laws in the offering of interests in Sunwest and operated Sunwest as a unitary enterprise virtually as a “Ponzi” scheme.

On March 10, 2009, the Court entered its order in the SEC Enforcement Action granting an injunction and appointing Michael A. Grassmueck as Receiver (the “Receiver”) and Clyde A. Hamstreet as Chief Restructuring Officer (the “Chief Restructuring Officer”) of the entities that were part of Sunwest and were placed into receivership pursuant to such order (the “Receivership Entities”).

In early 2009, an Unsecured Creditors Committee (the “UC Committee”) and a Tenants in Common Committee (the “TIC Investor Committee,” and together with the UC Committee, the “Creditor Committees”) were established to represent the interests of creditors in the Chapter 11 bankruptcy of Sunwest founder Jon M. Harder. Subsequently, the Court also appointed a management committee (the “Management Committee”) in the SEC Enforcement Action, made up of two representatives of the TIC Investor Committee and two representatives of the UC Committee.7 Representatives of the Creditor Committees and the Management Committee, and their respective counsel and advisors, actively participated in negotiations leading to the development of the Distribution Plan (as defined below) and the Plan (as defined below). Representatives of the committees considered and discussed numerous alternative methods of maximizing the value of Sunwest Investors’ interests in Sunwest, including, among others, development of a stand-alone plan of reorganization and the acquisition of Sunwest properties by third parties. The Blackstone Acquisition was eventually determined to be the most favorable alternative available to Sunwest Investors and creditors. The PSA with Blackstone LLC was executed on behalf of the Management Committee, which signified its agreement to the terms of the Blackstone Acquisition.

On October 1, 2009, the Court entered its order (the “Approval Order”) in the SEC Enforcement Action approving the Distribution Plan of Receiver and Chief Restructuring Officer for Sunwest Enterprise (the “Distribution Plan”). The Approval Order authorized the Receiver and the Chief Restructuring Officer to reorganize the Sunwest Enterprise, as recognized in the Distribution Plan, through the Bankruptcy Case.

The Distribution Plan and Approval Order provided for the sale or contribution of the Sunwest Assets pursuant to a “Stalking Horse Sale and Auction,” as defined in the Distribution Plan as a sale to a third party entity that contracts to purchase the Sunwest Assets at a set price and terms, subject to an auction being held at which time higher bids on specified Court approved terms may be accepted and the Sunwest Assets are sold to the highest bidder at the auction.

7     “The role of the [management] committee is to represent and advocate for the interests of all investors in the Sunwest entities by consulting with the chief restructuring officer, the receiver, the other parties in the case, and the court.” Testimony of William Bryan, Chairman of the Management Committee, in the confirmation hearing, July 13, 2010.

In the Fall of 2009, affiliates of Blackstone LLC expressed their interest in acquiring the Sunwest Assets. Negotiations ensued between the Chief Restructuring Officer and the Receiver, on one hand, and the affiliates of Blackstone LLC, on the other hand. As further discussed in Section IV.C, “Structure of Applicant – Negotiation of Applicant’s Structure,” below, representatives of the Creditor Committees and the Management Committee also were actively involved in negotiating the structure pursuant to which Blackstone LLC would acquire the Sunwest Assets, and the negotiated terms of Applicant’s structure were designed for the benefit of Sunwest Investors who were eligible to elect to invest in Applicant.

On December 22, 2009, the Court entered its order entitled “Order Granting Joint Motion of Debtor, the Tenants in Common Committee and the Unsecured Creditors’ Committee for Substantive Consolidation of Assets and Liabilities of Sunwest Related Entities” (the “Consolidation Order”). The Consolidation Order provided that all assets and liabilities of Sunwest were substantively consolidated into Debtor’s Bankruptcy Case, that equitable title to real estate held by Sunwest was consolidated into Debtor’s bankruptcy estate, and that Debtor had the right to convey title to, or interests in, real property pursuant to a confirmed plan of reorganization or other order of the Court.

On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of Sunwest, including the interests in the properties owned by the TIC Investors and the LLC Investors, to Blackstone LLC or the successful bidder at the Stalking Horse Sale and Auction.

On March 29, 2010, the Court entered its order, among other matters, approving the PSA, together with the auction process, bidding procedures and overbid protections contemplated by the PSA. The bid deadline established for the Stalking Horse Sale and Auction expired on May 10, 2010. On May 17, 2010, the Court entered its order identifying and approving Blackstone LLC as the successful bidder and purchaser under the PSA.

On May 27, 2010, the Court approved the Second Amended Joint Disclosure Statement (as modified from time to time, the “Disclosure Statement”) related to the First Modification to Receiver’s, CRO’s and Debtor’s Second Amended Joint Plan of Reorganization dated May 27, 2010 (as modified from time to time, the “Plan”), after which the Plan was approved by the requisite number of claimants in a confirmation vote. The confirmation hearing for the Plan was held on July 13, 2010, and the Court entered its order confirming the Plan on July 19, 2010 (the “Confirmation Order”).

On July 31, 2010, Applicant’s initial “Manager” (as defined in Applicant’s LLC Agreement) and its sole member adopted resolutions pursuant to Rule 3a-2 under the Investment Company Act authorizing and directing Applicant and its representatives to promptly enter into further negotiations and discussions with Blackstone LLC and Applicant’s members to permit the dissolution of Applicant and the distribution of its assets (which assets would consist exclusively of Rollover Equity Interests and, possibly, Temporary Investments) to Applicant’s members. Effecting such dissolution would cause Applicant’s members to become direct investors in Blackstone LLC. Negotiations and discussions with Blackstone LLC and Applicant’s members, however, have not resulted in the dissolution of Applicant. Accordingly, Applicant elected a Board of Managers to succeed the initial Manager and is pursuing this

Application for relief from all provisions of the Investment Company Act except as specified herein.

The Blackstone Acquisition closed on August 5, 2010 with respect to 134 Sunwest facilities. Additional Sunwest facilities have since been transferred to Blackstone LLC, for a total of 144.

IV.     Structure of Applicant

A.      Reasons for Applicant’s Structure; Applicant’s Purposes

Administration of the SEC Enforcement Action and the Bankruptcy Case was a complex and arduous task. The corporate and ownership structure which had been employed by Sunwest necessitated considering not only maximizing recovery for creditors and investors, but also considering numerous and intricate tax consequences. In addition to potential loss of their investments, many Sunwest Investors were also faced with potential tax liabilities that significantly exceeded any expected cash recovery from a plan of reorganization. Balancing these requirements resulted in a plan of reorganization that not only maximized economic recovery, but also provided investors with an opportunity to defer adverse tax consequences. The result is the Plan that appears to represent a successful SEC receivership case. As counsel for the UC Committee stated at the confirmation hearing on July 13, 2010:

. . . the result that has been obtained . . . is really very, very significant, and at one time completely beyond anyone’s contemplation that we would recover these kinds of funds, and do it in a manner that gives the people three options.

They can get preferred stock, they can get common stock, or they can get cash. That’s almost unbelievable in the bankruptcy world that the creditors would have those sort of options. And there has never been a case like this that has so – has worked so hard to protect not only just the typical goal of maximizing results, but the additional goal of avoiding impairment of tax claims, which as the court knows, was a critical part of the negotiations with the prospective purchasers, including Blackstone. It’s a great result.8

As salutary as the results of the Plan appear to be, they also raise issues under the Investment Company Act. That is because ownership by Applicant of a minority interest in the entity acquiring the Sunwest Assets, which is the cornerstone of the successful Plan, also appears to constitute “owning,” “holding” or acquiring securities under Section 3(a)(1)(C) of the Investment Company Act. Applicant does not have the experience, the wherewithal or the desire

8     In an unusual recent filing with the Court, the Commission also characterized the Plan as an “extraordinary outcome,” which “consisted of a unique approach that relied on the Court’s equity powers, as exercised in approving the Distribution Plan, in combination with bankruptcy powers exercised in approving the bankruptcy reorganization plan” and “created a unique and powerful opportunity to benefit all creditors and investors.” Statement in Support of Final Application for Approval and Payment of Professional Compensation, Securities and Exchange Commission v. Sunwest Management, Inc. et al., United States District Court for the District of Oregon, Case No. 09-CV-6056-HO (Filed with the Court October 7, 2010).

to operate as an investment company. Unless Applicant can fit within an exemption from the Investment Company Act or the Commission issues the requested relief, Applicant will be required to devote scarce financial and other resources to comply with the provisions of the Investment Company Act that are not relevant or necessary under Applicant’s circumstances. Applicant would prefer to preserve these funds for the benefit of its members, who have already experienced significant losses as a result of their investments in Sunwest.

Due to the complex and unusual capital structure of Sunwest, outright sale of the Sunwest Assets to Blackstone LLC likely would have resulted in adverse income tax consequences to numerous Sunwest Investors. The structure of Applicant was designed to provide significant tax benefits to Sunwest Investors.9 In addition, outright sale of the Sunwest Assets to Blackstone LLC would have deprived those Sunwest Investors who wish to do so of the opportunity to continue their investment and share in any future appreciation of the Sunwest Assets following the Blackstone Acquisition. Given the current economic climate, particularly as it relates to real estate values, Blackstone LLC and numerous Sunwest Investors are hopeful that, with improved management, the Sunwest Assets will appreciate in value and/or be sold at a higher price in a few years.

Blackstone LLC is affiliated with The Blackstone Group, L.P. (“The Blackstone Group”), a large publicly traded private equity firm. Applicant expects that Blackstone LLC will wind down after a few years consistent with the typical liquidity objectives applicable to private equity fund investments. See Section V.D, “Operations of Applicant – Applicant’s Limited Life,” below .

B.      Structure of Applicant

To address the tax issues (see footnote 9 above ) and valuation concerns of Sunwest Investors, the PSA and the Plan provided that the consideration paid by Blackstone LLC in acquiring the Sunwest Assets would, at the election of Sunwest Investors, take the form of a combination of:

1.	Cash; and/or

2.
Issuance of equity interests in Blackstone LLC in exchange for the contribution of the interests of Sunwest Investors in the Sunwest Assets and the bankruptcy estate. The equity interests in Blackstone LLC (the “Rollover Equity Interests”) that were issued to Applicant consisted of:

9     Through Applicant’s structure, certain Sunwest Investors were able to pursue the possibility of deferring a taxable event in connection with the acquisition by Blackstone LLC of their interests in the Sunwest Assets and the bankruptcy estate. The proposed structure was designed to provide significant tax benefits to a substantial number of TIC Investors. In summary, since each of Applicant and Blackstone LLC is treated under Subchapter K of the Internal Revenue Code of 1986, as amended (the “IRC”), as a partnership for federal income tax purposes, any gains embedded in the TIC interests contributed to Applicant (and subsequently contributed by Applicant to Blackstone LLC) are expected to continue to be deferred, and any items of income or gain realized by Blackstone LLC and allocated to Applicant will flow through to the members of Applicant without being taxable at either the Blackstone LLC or Applicant level. Through this structure, Sunwest Investors who elected to receive Applicants’ Preferred Units also may be able to defer a taxable event and, at the same time, received an instrument having a preferential fixed return. Applicant does not intend to be subject to Subchapter M of the IRC.

o	Common Interests (as defined in Blackstone’s LLC Agreement (as defined below), “Blackstone LLC Common Interests”); and

o	Class A Preferred Units (as defined in Blackstone’s LLC Agreement, “6% Class A Preferred Units in Blackstone LLC”). [10], [11]

Interests in Applicant were issued in exchange for the interests of Sunwest Investors in the Sunwest Assets and the bankruptcy estate.12 Interests in Applicant were not issued for cash.

Sunwest Investors who elected to receive Blackstone LLC Common Interests or 6% Class A Preferred Units in Blackstone LLC did not become direct members of Blackstone LLC. Rather, such Sunwest Investors contributed their interests in the Sunwest Assets and the bankruptcy estate to Applicant, which, in turn, contributed the property interests to Blackstone LLC. Blackstone LLC has issued its securities to Applicant, and Applicant has issued its securities to Sunwest Investors who elected to invest in Applicant.

Applicant issued Preferred Units (“Applicant’s Preferred Units”) and Common Units (“Applicant’s Common Units”) pursuant to and as defined in Applicant’s LLC Agreement. Applicant’s Common Units and Applicant’s Preferred Units mirror the Blackstone LLC Common Interests and 6% Class A Preferred Units in Blackstone LLC that are held by Applicant. Applicant’s only investments and activities (other than Temporary Investments) will be its investment in Blackstone LLC. Applicant will have no other sources of revenue.

10     Holders of Applicant’s Preferred Units (as defined below) contributed interests in the Sunwest Assets and the bankruptcy estate valued at $100 for each of Applicant’s Preferred Units. Each of Applicant’s Preferred Units issued by Applicant is entitled to a preferred cumulative return of 6% per year on the $100, and each of Applicant’s Preferred Units is redeemable after five and one-half years at the option of the holder of such unit (and, under certain circumstances, at Applicant’s option). Applicant’s Preferred Units mirror the terms of the 6% Class A Preferred Units in Blackstone LLC issued by Blackstone LLC to Applicant. Accordingly, if holders of Applicant’s Preferred Units require redemption, Applicant will, in turn, require redemption from Blackstone LLC. Holders of Applicant’s Preferred Units were paid a distribution reflecting a preferred cumulative return of 6% per year for the period from the closing date of August 5, 2010 through December 31, 2010 by Blackstone LLC on January 15, 2011.

11     Under the PSA and the Plan, Applicant was limited to 49% of the Blackstone LLC Common Interests and $50 million of the 6% Class A Preferred Units in Blackstone LLC. Neither the Blackstone LLC Common Interests nor the 6% Class A Preferred Units in Blackstone LLC were over-subscribed, so the over-subscription procedures developed in the Bankruptcy Case did not become applicable.

12     Interests in Applicant were issued pursuant to the Plan in the Bankruptcy Case. Therefore, issuance complies with Section 23(a)(2) of the Investment Company Act. See Section 2(a)(33) of the Investment Company Act.

Only Applicant received 6% Class A Preferred Units in Blackstone LLC – all other investors in Blackstone LLC received Blackstone LLC Common Interests.13

Because Applicant is primarily a vehicle through which Sunwest Investors invest in Blackstone LLC, it is essential that the terms of Applicant’s Common Units and Applicant’s Preferred Units mirror the economic terms of the Blackstone LLC Common Interests and 6% Class A Preferred Units in Blackstone LLC to ensure that Sunwest Investors receive, without dilution by other activities, the same investment results through Applicant as they would have received if they had invested directly in Blackstone LLC, except for Applicant’s issuance of the contingent non-voting profits interests (the “Profits Interests,” as further described below) that were issued to Sunwest Founders. Accordingly, Section 6.3.3 of the Plan requires Applicant’s Common Units and Applicant’s Preferred Units to mirror the economic terms of the Blackstone LLC Common Interests and the 6% Class A Preferred Units in Blackstone LLC that Blackstone LLC issued to Applicant.

The “Profits Interests” are the third class of securities that were issued by Applicant. The Profits Interests entitle Sunwest Founders to receive a portion of Applicant’s earnings if total distributions and payments to Sunwest’s general unsecured creditors and Sunwest Investors (not including Sunwest Founders) aggregate in excess of $500 million. After that point, the next $500 million of distributions will be allocated among holders of Applicant’s Common Units and holders of the Profits Interests pursuant to a schedule approved by the Court, such that, if $1 billion were to be distributed, Sunwest Founders would receive 25% of that amount. Thereafter, 75% of distributions would be paid to the holders of Applicant’s Common Units and 25% of distributions would be paid to the holders of the Profits Interests.(14)

The terms of the Profits Interests were developed as a result of a mediation in 2009 and subsequent Court hearings in which Sunwest Founders and their families agreed to contribute all of their interests in the Receivership Entities in exchange for: (a) the release of certain claims against Sunwest Founders by the bankruptcy estate and by the Receiver; and (b) the receipt of the contingent Profits Interests. The Profits Interests were negotiated to resolve certain issues with respect to Sunwest Founders. The Profits Interests relate solely to the allocation of distributions among the members of Applicant and other Sunwest creditors, and do not affect the

13     The other owners of the Blackstone LLC Common Interests are: (a) BRE/SW Member LLC (an affiliate of Blackstone LLC); (b) Emeritus Corporation (a nationally prominent owner and operator of assisted living facilities); and (c) CPDF II LLC (an affiliate of Emeritus Corporation).

14     Disposition of any proceeds of the Profits Interests to Sunwest Founders is subject to an agreement between Sunwest Founders and the State of Oregon, Department of Consumer and Business Services, Division of Finance and Corporate Securities, and to resolution of matters pending between the Commission and Sunwest Founders. Further, due to the high percentage of Sunwest Investors who chose to receive their distributions in cash, and therefore will not share in any appreciation of Applicant’s Common Units, it is unlikely that the Profits Interests of Sunwest Founders will ever have value. Applicant’s Common Units would have to become worth approximately three times their issue price, giving those Sunwest Investors who chose distribution in Applicant’s Common Units a recovery rate well in excess of 100% of their original Sunwest investments, in order to reach the threshold required for Sunwest Founders to receive any Profits Interests.

distributions Applicant will receive from Blackstone LLC.15 Therefore, Blackstone LLC will not issue to Applicant a security comparable to the Profits Interests.

In exchange for their interests in the Sunwest Assets and the bankruptcy estate, Sunwest Investors were eligible to elect to receive: (a) cash from the bankruptcy estate; (b) Applicant’s Common Units; or (c) Applicant’s Preferred Units. Under the PSA and the Plan, Applicant was not permitted to own any more than 49% of the Blackstone LLC Common Interests or more than $50 million of the 6% Class A Preferred Units in Blackstone LLC, and, since the securities that Applicant has issued mirror the securities of Blackstone LLC that Applicant owns, Applicant was not permitted to issue Applicant’s Common Units or Applicant’s Preferred Units in excess of such amounts.

Sunwest Investors elected whether they wished to receive cash, Applicant’s Common Units or Applicant’s Preferred Units. Applicant issued Applicant’s Common Units to approximately 440 Sunwest Investors and Applicant’s Preferred Units to approximately 112 Sunwest Investors. In addition, Profits Interests were issued to three Sunwest Founders. Applicant owns securities of Blackstone LLC valued at approximately $61 million.

The Sunwest Assets were owned by some 1,200 TIC Investors and nearly 200 LLC Investors, and the LLC Investors, in turn, were owned by approximately 1,500 members. Because most Sunwest Investors elected to receive cash rather than interests in Applicant, the expense of maintaining Applicant will be borne by fewer members and will be proportionally more burdensome to Applicant’s members than was initially anticipated.

The following diagram illustrates the organizational structure of Blackstone LLC and Applicant following the Blackstone Acquisition of the Sunwest Assets:

15      Sunwest Founders are not eligible to serve on Applicant’s Board of Managers, nor to vote in Board elections, nor to receive compensation from Applicant or from Blackstone LLC in any form other than the Profits Interest.

The transferability of Applicant’s interests is severely restricted,16 and such interests will not be publicly traded. Therefore, Applicant’s interests initially are held, and will continue to be held, by Sunwest Investors and Sunwest Founders (or their affiliates as of the date of the Order) who are familiar with the reasons for Applicant’s capital structure and who, in fact, are the recipients of the benefits of the structure.

C.      Negotiation of Applicant’s Structure

The negotiations which led to the structure of Applicant and the terms of the PSA with Blackstone LLC were protracted, arm’s-length, spirited and actively participated in by Sunwest Investors and their representatives, counsel, investment bankers and other advisors. The structure reflected in the final PSA was adopted only after other potential bidders imposed significant competitive pressures on Blackstone LLC.

16     Among other significant restrictions on transfer, Applicant’s governing documents permit transfers of Applicant’s interests only after Applicant’s Board of Managers, with the advice of counsel, has determined that Applicant’s securities will not be deemed “traded on an established securities market” or “readily tradable in a secondary market (or the substantial equivalent thereof).” In making its determination, the Board of Managers may limit any transfers so that the transfers comply with a safe harbor in the IRC regulations, so that Applicant will avoid publicly traded partnership status. In addition, Applicant agrees to further limit transfers to transfers among members or affiliates of members as of the date of the Order.

In the Fall of 2009, The Blackstone Group expressed interest in acquiring the Sunwest Assets. The Chief Restructuring Officer and the Receiver and their counsel and other advisors began negotiations with affiliates of The Blackstone Group and their counsel and other advisors. Representatives of the Creditor Committees and the Management Committee were actively involved in negotiating Applicant’s structure and the terms of the PSA.

The letter of intent relating to the Blackstone Acquisition, dated September 14, 2009, contemplated a cash-only transaction. The purchase price was to be $235 million cash, plus the assumption by Blackstone LLC of approximately $1 billion of the Debtor’s liabilities. Blackstone did not offer or desire to permit Sunwest Investors to invest in Blackstone LLC. Because the potential tax consequences to the TIC Investors from a cash transaction were potentially so unfavorable (see footnote 9 above ), and because many Sunwest Investors desired to be able to participate in any possible appreciation of the Sunwest Assets, representatives of the Creditor Committees and the Management Committee strongly advocated a structure that would allow Sunwest Investors to elect to “roll over” their existing Sunwest investments into Blackstone LLC rather than to receive cash distributions. These negotiations initially achieved only minimal results. The initial PSA, which the Debtor and Blackstone LLC entered into on January 15, 2010, permitted Sunwest Investors to elect to acquire only up to $25 million of equity interests in Blackstone LLC.

Representatives of the Creditor Committees and the Management Committee were not satisfied with the limited potential investment by Sunwest Investors in Blackstone LLC as reflected in the January 15, 2010 PSA, as, in their view, it did not provide the tax deferral desired by hundreds of Sunwest Investors, nor did it provide significant opportunity for Sunwest Investors to participate in any potential appreciation in value. Representatives of the Management Committee continued to contact other third parties that might be interested in acquiring the Sunwest Assets, contacting approximately a dozen potential bidders. Representatives of the Management Committee succeeded in locating an interested third party, which was willing to offer terms that provided to Sunwest Investors increased opportunity to retain their investments in the Sunwest Assets and preserve the desired tax treatment. The Court authorized the Management Committee to retain separate investment bankers and directed that due diligence be shared with the competing bidder.

On March 10, 2010, the Court ordered the Debtor, Blackstone LLC, the other bidder, the Creditor Committees and the Management Committee, and representatives of each of the foregoing, to meet in New York during the week of March 15, 2010 to determine whether Blackstone LLC or the other bidder would offer the best terms and then to negotiate the terms of the transaction with the higher bidder. Marathon negotiations were attended by the Debtor’s Chief Restructuring Officer, Receiver, counsel and investment bankers, by the Management Committee and its counsel and investment bankers, by Blackstone LLC and its counsel, and by the other bidder and its counsel and investment bankers. The Judge and two court-appointed mediators attended and supervised the negotiations.

During the week, the apparently winning bidder, as between Blackstone LLC and the other bidder, changed from day to day. It was not clear whether Blackstone LLC or the other bidder would ultimately prevail. After days of negotiations, Blackstone LLC substantially increased the terms of its offer from the terms reflected in the January 15, 2010 PSA. It increased its offering price by $50 million and increased the permitted participation by Sunwest

Investors from a maximum of $25 million to up to 49% of the Blackstone LLC Common Interests, and, in addition, offered to permit Sunwest Investors to elect to receive up to $50 million of 6% Class A Preferred Units of Blackstone LLC. Thus, Blackstone increased its offer from $235 million (including allowing Sunwest Investors to invest up to $25 million) to $285 million (including allowing Sunwest Investors to acquire, through Applicant, up to 49% of Blackstone LLC Common Interests and up to $50 million of 6% Class A Preferred Units in Blackstone LLC).

The Managing Director of Blackstone LLC testified at the confirmation hearing that the reason for the increase in March was “to get approval of the transaction from various parties involved in the overall bankruptcy.” Applicant believes that Blackstone LLC included the 6% Class A Preferred Units in its new proposal to provide an instrument for investors, which offered a fixed return while at the same time permitting existing Sunwest Investors to “roll over” into Blackstone LLC and thus preserve the desired tax treatment.

The revised Blackstone proposal was recognized as significantly superior to any other offer or interest received. The rest of the week was spent negotiating specific provisions of Amendment No. 2 to the PSA to reflect Blackstone LLC’s enhanced offer. The amendment to the PSA was signed by the parties on March 25, 2010. The Chief Restructuring Officer and the Receiver signed the amendment on behalf of the Debtor. The Chief Restructuring Officer and the Receiver concluded that the Blackstone Acquisition and the structure of Applicant were in the best interests of Sunwest Investors.

William Bryan, the Chairman of the Management Committee, also signed the amendment to manifest the Management Committee’s agreement. Mr. Bryan testified in support of the PSA at the July 13, 2010 confirmation hearing, stating: “Ultimately, I think what we achieved was a proposal from Blackstone that incorporated the best of both Blackstone’s initial proposal and also some features of the [other bidder’s] funding agreement.”

On March 29, 2010, the Court approved the PSA, as amended, and also approved the auction process, bidding procedures and overbid protections that would govern the Stalking Horse Sale and Auction. During the required Stalking Horse Sale and Auction, the Debtor approached approximately 15 other potential bidders, and approximately 10 of those potential bidders signed confidentiality agreements and performed some due diligence. However, no competing bid was submitted, and, on May 17, 2010, the Court entered its order identifying and approving Blackstone LLC as the successful bidder and purchaser of the Sunwest Assets.

D.      Sunwest Creditors Who Were Eligible to Elect to Receive Interests in Applicant

The Court classified the bankruptcy claims in the Plan into a total of 12 classes. No creditors, except Sunwest Investors, had the right to elect among cash, Applicant’s Common Units and Applicant’s Preferred Units. No creditors, except Sunwest Founders, received the contingent non-voting Profits Interests. The other 10 classes of creditors are only eligible to receive cash or other consideration, as specified in the Plan.

No Sunwest Investor was required to receive interests in Applicant. Only Sunwest Investors who voluntarily elected to receive interests in Applicant became members of Applicant.

All Sunwest Investors had alternative methods of resolving their claims with the bankruptcy estate if they did not wish to invest in Applicant.

E.      No Conflict Among Classes of Applicant’s Securities

There should not be any conflicts among the classes of Applicant’s securities, as the rights of Applicant’s Common Units, Applicant’s Preferred Units and Profits Interests are all defined by the limited liability company agreement of Applicant (“Applicant’s LLC Agreement”), as approved by the Court. To the extent there were conflicts among the various types of Sunwest Investors who were eligible to elect to receive interests in Applicant, those conflicts were resolved in the Bankruptcy Case when it was determined which categories of Sunwest Investors would have received priority if Blackstone LLC Common Interests or 6% Class A Preferred Units in Blackstone LLC had been over-subscribed.

V.      Operations of Applicant

A.      Applicant’s Assets

The assets of Applicant consist exclusively of the Rollover Equity Interests in Blackstone LLC and Temporary Investments pending distributions to Applicant’s members or disbursements in payment of its obligations. Applicant will not otherwise invest or reinvest assets or engage in other activities.

B.      Applicant’s Revenues and Borrowings

Applicant’s sole source of revenue is its investment in Blackstone LLC (other than any income from Temporary Investments). It is not anticipated that there will be significant distributions to Applicant in the initial years of operation of Blackstone LLC, but that Applicant will have significant administrative, compliance and similar expenses because Applicant must comply with applicable provisions of the securities laws and because it has hundreds of members. Therefore, Blackstone LLC has agreed to reimburse Applicant $400,000 each year (the “Expense Reimbursement”), and the Debtor has agreed to loan Applicant up to a total of $2 million to permit Applicant to pay its expenses.17 Such expenses will include administrative

17     Blackstone LLC paid $400,000 to Applicant for the 2010 Expense Reimbursement on or about January 15, 2011. Payment of the Expense Reimbursement is required under Blackstone’s LLC Agreement and represents a purely economic arrangement, with terms that are set and that were negotiated at arm’s-length prior to Blackstone LLC obtaining an interest in the Sunwest Assets. The Debtor’s loan will bear interest at 6% per year, and will mature on the third anniversary of the closing of the Blackstone Acquisition (i.e., on August 5, 2013). Applicant did not seek financing for the loan from commercial banks or other unaffiliated lenders as Applicant did not believe that such financing would be available on favorable terms, or for the purposes intended. The interest rate applicable to the loan was selected, because it is the same rate applicable to the Blackstone LLC’s 6% Class A Preferred Units, which are guaranteed obligations to pay and therefore are similar to a debt obligation and the terms of which were arrived at through arm’s-length negotiations with an unaffiliated party. Although there exists significant overlap among the members of Applicant on the one hand and the creditors and investors in Debtor on the other hand, the members of Applicant are not involved in the operations or activities of Debtor, there is no control (as defined in Section 2(a)(9) of the Investment Company Act) relationship between the entities and they are not affiliates (as defined in Section 2(a)(3) of the Investment Company Act) of one another. The terms of the loan were set in the Plan approved by the parties and the Court prior to confirmation, mitigating any concerns regarding conflict of interest in establishing the loan, draw-downs and payoffs under the loan.

expenses (including the expenses of a third-party administrator, which Applicant intends to retain), expenses of providing tax and other information to Applicant’s members, legal and accounting expenses, expenses of complying with the provisions of the Investment Company Act applicable to Applicant whether or not relief is granted, and similar administrative and compliance expenses. The Expense Reimbursement and the loan were negotiated to help ensure that Applicant will have sufficient resources to maintain its existence and compliance. Given the Expense Reimbursement and the loan, Applicant does not anticipate needing to raise capital to pay its administrative, compliance and similar expenses.

C.      Possible Capital Calls by Blackstone LLC

The limited liability company agreement governing Blackstone LLC (“Blackstone’s LLC Agreement”) permits Blackstone LLC’s “Board of Directors” (as defined in Blackstone’s LLC Agreement) to approve a proposal by BRE/SW Member LLC (a member of Blackstone LLC, “BREA”) to request that its members, including Applicant, make additional capital contributions if BREA determines in good faith: (a) that Blackstone LLC requires additional capital to meet its financial obligations; or (b) that raising additional capital for additional investment purposes is advisable and in the best interests of Blackstone LLC; provided, however, such additional investments shall not include additional facilities unless they are contiguous or adjacent to “properties” (defined in Blackstone’s LLC Agreement to include specified assisted living, memory care and skilled nursing facilities) existing as of the date of Blackstone’s LLC Agreement. See Section 3.2 of Blackstone’s LLC Agreement. The requirement that any additional properties be contiguous or adjacent to properties acquired from the Debtor was negotiated in order to protect Sunwest Investors. Limiting requests for additional capital will more likely allow Applicant to satisfy any capital requests and maintain its proportionate interest in Blackstone LLC. To further protect Applicant’s participation right, Applicant has the right to select one member of Blackstone LLC’s three-person Board of Directors. See Section 5.12(A) of Blackstone’s LLC Agreement. The Board of Directors’ only approval right is to determine the amount of, and whether and when Blackstone LLC will request, any additional capital. See Section 5.12(C) of Blackstone’s LLC Agreement.

Based on the summary three-year financial projections and capitalization table provided by Blackstone LLC for inclusion in the Debtor’s Disclosure Statement, Applicant does not anticipate that Blackstone LLC will request additional capital to meet its general financial obligations.

Although Blackstone has a general right to make a capital call for certain investments as explained above, because Blackstone LLC’s right to purchase additional properties is restricted to properties that are contiguous or adjacent to facilities acquired from the Debtor, Applicant does not anticipate that Blackstone LLC will make frequent requests for additional capital contributions from its members, if any requests are made. Nevertheless, Applicant sought the right to participate in any such requests for additional capital to preserve Sunwest Investors’

proportionate interest in Blackstone LLC Common Interests.18 The contiguous/adjacent limitation and Applicant’s participation right were the subjects of in-depth negotiations with Blackstone LLC in which representatives of the Creditor Committees and the Management Committee, and their advisors, were active participants. The limitation on capital calls and the participation right are integral features of the Blackstone Acquisition that was approved by the Court in the Confirmation Order.

The principal consequence of Applicant failing to make a requested capital contribution would be dilution of Applicant’s proportional interest in Blackstone LLC. Failure to make a requested capital contribution is not a default and would not result in expulsion from Blackstone LLC. Section 3.3 of Blackstone’s LLC Agreement provides two alternatives if a common member of Blackstone LLC fails to contribute requested capital. The contributing common members may each, in such member’s sole discretion, in proportion to its percentage ownership of Blackstone LLC Common Interests or in such other percentage as such common members may agree: (a) loan the deficiency to the non-contributing member; or (b) contribute the deficiency to Blackstone LLC. If the contributing common members decide to loan the deficiency to the non-contributing member, the loan would bear interest at a rate of at least 20% per year. The loan would then be treated as a capital contribution by such non-contributing member to Blackstone LLC. All distributions that would otherwise be made to the non-contributing member would be paid to the common members that made the loans until such loans have been paid in full. In lieu of lending money to the non-contributing member, the contributing common members may contribute the deficiency to Blackstone LLC and receive additional Blackstone LLC Common Interests, thus reducing the non-contributing member’s percentage ownership of Blackstone LLC Common Interests proportionally.

Applicant’s LLC Agreement (Sections 3.4 through 3.6) governs how Applicant would request capital from its own members. Applicant may raise capital only for the purpose of paying Applicant’s expenses or responding to a capital request from Blackstone LLC. Because of the $400,000 Expense Reimbursement from Blackstone LLC and the loan of up to $2 million from the Debtor, Applicant does not anticipate that it will need to sell additional securities to pay its expenses. If Applicant does sell securities to pay its expenses, the offer would be made solely to the members of Applicant who are eligible to participate.

If Blackstone LLC were to make a capital call, Applicant, in turn, would offer Applicant’s Common Units to qualified members to raise the requested amount. Applicant’s LLC Agreement (Section 3.5.1) states that a preference would be given to holders of Applicant’s Common Units in any such offering, since Applicant’s Common Units are fully participating, as opposed to Applicant’s Preferred Units, which give holders a preferential fixed rate of return and a redemption right. Only Applicant’s members (and no third parties) are permitted to purchase Applicant’ Common Units in connection with a capital call from Blackstone LLC. See Sections 3.5 and 3.6 of Applicant’s LLC Agreement. Failure to purchase additional securities is not a default (see Section 3.5.1 of Applicant’s LLC Agreement).

18      Applicant has no right to make additional contributions as to the 6% Class A Preferred Units of Blackstone LLC. Only holders of Blackstone LLC Common Interests may participate in capital calls by Blackstone LLC.

Applicant’s LLC Agreement does not include the loan concept found in Blackstone’s LLC Agreement.

Any offering by Applicant, whether to pay its expenses or to raise capital in response to a capital call from Blackstone LLC, must be conducted in compliance with federal and state securities laws. Applicant was able to offer its securities to all Sunwest Investors in the Bankruptcy Case, even though not all of them are accredited investors within the meaning of Regulation D, because that offering was exempt from registration under federal and state securities laws pursuant to Section 1145(a) of the Bankruptcy Code. However, any subsequent offering by Applicant would not be exempt under the Bankruptcy Code, so Applicant must register the securities or qualify for an exemption under federal and state securities laws.

Applicant would have 30 days to respond to a capital call from Blackstone LLC (see Section 3.2(A)(2) of Blackstone’s LLC Agreement). That would not give Applicant enough time to register an offering under the Securities Act of 1933, as amended (the “Securities Act”). Because the transferability of Applicant’s securities is severely restricted (see footnote 16 above ), Applicant will not have any public float. Therefore, under current law, a shelf registration will not be an option. The most likely exemption available to Applicant is an offering made only to accredited investors under Rule 506 of Regulation D.

Sunwest Investors were given notice that any subsequent offering by Applicant would have to comply with federal and state securities laws. Sections 3.4 and 3.5.1 of Applicant’s LLC Agreement each include a provision stating that Applicant will not offer or sell any securities to any person that does not meet all qualifications under applicable federal, state and local securities laws in order for such offer and sale to qualify as exempt from applicable registration requirements. Sunwest Investors also were advised in the Debtor’s Disclosure Statement that any subsequent offering by Applicant would be made only to persons qualified to participate in the offering in accordance with applicable securities laws, and, as a result, the pro rata interests of members who do not participate in an offering may be diluted.

Applicant needs the potential to raise additional capital in order to continue its legal existence (if additional capital is needed to pay Applicant’s expenses) or to maintain Applicant’s proportionate interest in Blackstone LLC (if additional capital is needed by Applicant to respond to a capital request by Blackstone LLC). Offering securities only to accredited investors in any subsequent capital call is not unfair to the members who do not qualify as accredited investors, because all members received notice of the possibility and, nonetheless, elected to invest in Applicant. In addition, if Applicant sells securities after the consummation of the Blackstone Acquisition, such securities would be sold at a price equal to or greater than the net asset value of the securities at the time of the offering. Therefore, while Applicant’s members who purchase additional securities would increase their percentage ownership relative to the members who do not purchase additional securities, the value of the securities held by the members who do not purchase additional securities would not be reduced.

Applicant believes it is unlikely that Applicant or Blackstone LLC will request any additional capital. If they do, it is anticipated that they would do so infrequently, since they are expected to have sufficient capital for their general financial needs, and because Blackstone LLC’s ability to collect capital for investments is limited with respect to acquiring new facilities (it may only acquire facilities that are contiguous or adjacent to facilities it acquired from the Debtor). Nevertheless, the participation right is an important protection to Applicant’s members as a whole.

Registration under the Investment Company Act would impose significant burdens on Applicant, but such registration would still not permit an offering to be made to all investors under the Securities Act. In other words, under the Securities Act, the offering still would likely have to be limited to accredited investors, if Applicant wishes to participate in a capital call. Since the additional expenses of complying fully with the Investment Company Act would be borne by all members, including those who would not be able to participate in the offering, registration under the Investment Company Act would not benefit Applicant or its members.

If Applicant were to sell any additional securities, the securities would be sold to Applicant’s members and not to third parties. Applicant’s structure was developed to benefit Applicant’s members; Applicant’s right to participate in any capital calls by Blackstone LLC was actively negotiated; and all Sunwest Investors were advised of the potential for dilution in the event of future offerings by Applicant. Applicant’s issuance of additional securities at or above the net asset value of such securities would not affect any non-contributing investor unfairly, and is consistent with the Drexel precedent. See Section VII.B.5, “Statement in Support of Requested Relief – Relief Requested Is Consistent with Previous Commission Action – Possible Capital Calls,” below.

D.      Applicant’s Limited Life

Applicant was formed to resolve bankruptcy proceedings in a manner that is beneficial to Sunwest Investors who elected to invest in Applicant. Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust. As in Drexel and LTV, Applicant is structured with the goal of liquidating the Sunwest Assets in an orderly manner and then to distribute the proceeds. The liquidation of Blackstone LLC represents such an orderly liquidation and upon that event, Applicant will distribute its assets to its members and dissolve. Although Applicant is authorized to exist until December 31, 2020, as discussed below, Applicant expects to liquidate and dissolve in a much shorter period of time (within five years from the date of its formation).

The possibility that Applicant might issue additional securities does not make Applicant an operating business. As discussed in the section immediately above, Applicant may raise additional capital only under very limited circumstances, and, in no event, will Applicant engage in any operating activities.

Although Applicant holds interests in Blackstone LLC, an operating company through its wholly-owned subsidiaries, Applicant may not transfer the interests without Blackstone LLC’s consent and does not control when Blackstone LLC will liquidate. The Blackstone LLC subsidiaries hold senior care facilities purchased by Blackstone LLC from Sunwest pursuant to the Plan. These subsidiaries operate the senior living facilities that are offered to the public as studio, one-bedroom and two-bedroom apartments in a senior housing environment. The facilities offer assisted living services and senior care amenities including transportation, housekeeping, Alzheimer’s care and skilled nursing. Corresponding to its request, Applicant anticipates that Blackstone LLC will have a limited life of up to five years from its acquisition of the Sunwest Assets. All loans assumed by Blackstone LLC have terms of no more than five years. Further, the Managing Director of Blackstone LLC testified at the confirmation hearing that Blackstone LLC will be required to refinance or sell the Sunwest Assets within five years. Such sale or refinancing will make dissolution of Applicant likely within five years from its acquisition of the Sunwest Assets on August 5, 2010, about one year ago.

Applicant’s limited life is consistent with the Drexel and LTV precedents, and the fact that Blackstone LLC is an operating company is consistent with the Drexel precedent. See Section VII.B.6, “Statement in Support of Requested Relief – Relief Requested Is Consistent with Previous Commission Action – Applicant’s Limited Life,” below.

E.      Management of Applicant

Applicant’s initial Manager was Michael A. Grassmueck, the Receiver. He was appointed by the initial member of Applicant, and his appointment was approved by the Court in the Confirmation Order.

Mr. Grassmueck served as Applicant’s sole Manager until December 28, 2010, when a three-person Board of Managers was elected by Applicant’s members. The three current members of the Board of Managers are William M. Bryan, Richard J. Carney and Sidney E. Smith. Each member of the Board of Managers served on the Management Committee during the restructuring of Sunwest. Each member of the Board of Managers was nominated by the Receiver and elected by a majority of members of Applicant. Mr. Bryan, Mr. Smith and Mr. Carney are not “interested persons” of Applicant as that term is defined in Section 2(a)(19)(A)(vi) of the Investment Company Act. Applicant’s LLC Agreement requires that two of the three members of the Board of Managers are not “interested persons” as defined in the Investment Company Act. See Sections 7.2 and 7.3 of Applicant’s LLC Agreement.

VI.     Relief Sought by Applicant

A.      Applicant as Potential Investment Company

Applicant meets the definition of an investment company, as defined in Section 3(a)(1)(C) of the Investment Company Act, because: (a) Applicant has acquired investment securities (i.e., interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant’s total assets; and (b) none of the exemptions or exceptions specified in the Investment Company Act apply to Applicant in its current form.

B.      Summary of Relief Sought

For the reasons discussed herein, it is appropriate and in the public interest, and consistent with the purposes of the Investment Company Act and the protection of investors, to exempt Applicant from all of the provisions of the Investment Company Act and the rules thereunder, except: Section 9; Sections 17(a), 17(d) and 17(e); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder.

C.      Applicable Investment Company Act Provisions

Section 6(c) of the Investment Company Act provides, in part, that the Commission, “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Section 6(e) of the Investment Company Act provides, in part, that, in connection with the issuance of any order exempting an investment company from any provision of Section 7 of the Investment Company Act, if the Commission “deems it necessary or appropriate in the public interest or for the protection of investors that certain specified provisions of [the Investment Company Act] pertaining to registered investment companies shall be applicable in respect of such company, the provisions so specified shall apply to such company, and to other persons in their transactions and relations with such company, as though such company were a registered investment company.”

If the Commission grants Applicant’s requested relief, the sections of the Investment Company Act that would apply to Applicant for the protection of investors are:

(a)     Section 9 (making certain persons ineligible to serve or act in the capacity of employee, officer or Manager of Applicant);

(b)     Sections 17(a), 17(d) and 17(e) (making it unlawful for Applicant to engage in most transactions with affiliated persons);

(c)     Modified Section 31 (under Modified Section 31, Applicant will be subject to all of Section 31 and the rules thereunder, except that Rule 31a-1(a) will be modified to require retention of the documents that constitute the record forming the basis for the quarterly unaudited financial statements and the annual audited financial statements that Applicant will provide to its members, rather than the documents forming the basis for the financial statements that would be filed pursuant to Section 30 of the Investment Company Act, since Section 30 requires semiannual financial statements in addition to annual financial statements; under Applicant’s requested relief, Applicant would provide to its members: (i) annual audited financial statements prepared in accordance with generally accepted accounting principles and Rule 1-02(d) of Regulation S-X; and (ii) unaudited quarterly financial statements prepared in accordance with generally accepted accounting principles); and

(d)     Sections 36 through 53 (these are sections of general applicability, which, among other things: (i) permit the Commission to bring an action against any officer or Manager of Applicant alleging that such person has engaged in, or is about to engage in, a breach of that person’s fiduciary duties to Applicant; (ii) prohibit larceny and embezzlement involving Applicant’s assets; (iii) authorize the Commission to make rules, issue orders, hold hearings and enforce the Investment Company Act; (iv) generally make contracts entered into in violation of the Investment Company Act unenforceable by either party (or by third parties in certain circumstances); (v) require adoption of compliance policies and procedures, appointment of a chief compliance officer and related compliance matters; and (vi) impose liability and penalties on persons who violate the Investment Company Act or any rule issued thereunder).

VII.     Statement in Support of Requested Relief

A.      Grounds for Exemptive Relief

Section 6(c) of the Investment Company Act allows the Commission to exempt any person or transaction from the Investment Company Act “if and to the extent that such exemption is necessary or appropriate and in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Investment Company Act.

Section 6(e) of the Investment Company Act provides that, in connection with the issuance of any order exempting an investment company from registering under the Investment Company Act, if the Commission “deems it necessary or appropriate in the public interest or for the protection of investors,” the Commission may make certain specified provisions of the Investment Company Act applicable to such company as though it were registered.

Applicant believes it is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act and the rules thereunder, and is consistent with precedent, to exempt Applicant from all provisions of the Investment Company Act and the rules thereunder, except: Section 9; Sections 17(a), 17(d) and 17(e); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder, as discussed below.

B.      Relief Requested Is Consistent with Previous Commission Action

The Commission has granted comparable relief to other issuers formed as a result of bankruptcy proceedings. See Drexel and LTV, cited above in footnotes 2 and 3, respectively. In issuing its exemptive orders to Drexel and LTV, the Commission recognized that it was in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act to provide extensive exemptive relief for entities formed as a result of bankruptcy proceedings, whose operations would be overseen by a court. Applicant submits that its requested relief is equally in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act.

Applicant was formed to resolve bankruptcy proceedings in a manner beneficial to Sunwest Investors who elected to receive their bankruptcy distributions in the form of interests in Applicant. Although formed as a limited liability company rather than a liquidating trust, in terms of Applicant’s structure and function, and the policies underlying the Investment Company Act, Applicant is indistinguishable from the Drexel and LTV entities that were granted exemptions by the Commission.

(1)	As in Drexel and LTV, Applicant’s capital structure is designed to:

	o	Resolve bankruptcy issues; and
	o	Permit electing bankruptcy claimants to share in any future appreciation of the bankruptcy estate’s assets.

(2)	As in Drexel, Applicant’s tiered capital structure is designed to:

	o	Accommodate the differing interests of certain bankruptcy claimants; and
	o	Preserve desired tax treatment

(3)	As in Drexel and LTV, the investors and their advisors fully participated in negotiations leading to the structure of Applicant.

(4)	As in Drexel and LTV, the Court was actively involved in the development of Applicant’s structure and the Court’s jurisdiction over Applicant will continue.[19]

(5)	As in Drexel, the structure of Applicant contains prudent provisions to permit (with appropriate safeguards) limited raising of capital in the event needed in the future.

(6)	Applicant has a limited life, automatically dissolving on December 31, 2020 unless previously dissolved:

	o	The Drexel trust had a four-year term plus three potential two-year extensions.
	o	LTV had a 10-year duration.
	o	Applicant expects a shorter duration due to economic considerations.

(7)	As in Drexel and LTV, Applicant will not engage in the business of investing, reinvesting or trading in securities. Its only investment is in Blackstone LLC (and Temporary Investments pending distributions).

(8)	As in LTV, Applicant’s reserves and borrowing provisions permit Applicant to cover its expenses.

(9)	As in Drexel, Applicant severely limits transferability of interests.

(10)	As in Drexel and LTV, Applicant proposes to comply with similar provisions of the Investment Company Act.

1.      Reasons for Applicant’s Structure; Applicant’s Purpose.

19      Article 9 of the Plan, entitled “Retention of Jurisdiction,” sets forth the Court’s continuing jurisdiction for the purposes of Section 1127(b) of the Bankruptcy Code (covering modification of a plan of reorganization after confirmation and prior to substantial consummation), and also specifically lists other purposes for continuing jurisdiction, including: (i) adjudicating any claim or controversy concerning interests in, or governance of, Applicant or otherwise related to Applicant’s LLC Agreement; and (ii) resolving disputes regarding the interpretation and implementation of the Plan or any pending matter in the Bankruptcy Case, excluding disputes relating to Blackstone’s LLC Agreement.

See also footnote 9 to the application for exemption in LTV: “The wide scope of such continuing jurisdiction of the bankruptcy court was explained by one court as follows: ‘In contrast with other judicial proceedings which end with the entry of a final judgment, a bankruptcy case does not clearly end at the point a plan of reorganization is confirmed. As the court in In re A.J. Mackay, 50 Bankr. 756 (D. Utah 1985) stated: “A bankruptcy proceeding where a chapter 11 reorganization plan is confirmed differs markedly from a typical civil case in federal district court. Once a judgment is rendered in a typical case, the case is over. The court rendering the judgment generally has jurisdiction over only a few ancillary administrative matters. . . . In a bankruptcy case, however, the confirming of a plan of reorganization is in some ways only the beginning of a case. The bankruptcy court generally retains broad jurisdiction over a case even after a plan has been confirmed.” Id. At 759.’ In re Johns-Manville Corp., 129 Bankr. 710, 794 (Bankr. S.D.N.Y. 1991).”

Like Drexel and LTV, Applicant’s structure resulted from the settlement of bankruptcy claims. See Drexel application at 35-36; LTV application at 4. The reasons for Applicant’s structure, as approved in the Plan, are strikingly similar to the reasons adopted for the structure approved in Drexel and LTV: to resolve competing claims of various parties in a bankruptcy proceeding.

Applicant’s Common Units and Applicant’s Preferred Units are primarily designed to ameliorate the adverse tax consequences which would result from liquidating Sunwest or selling the Sunwest Assets directly to Blackstone LLC. Similarly, the complex structure of the liquidating trust (the “Drexel Trust”) and related entities described in the Drexel application was developed, in part, to allow some claimants to preserve their desired tax treatment. Claimants in Drexel were allowed to hold certain securities directly or through a corporate entity, which would result in different tax consequences. Like Sunwest Investors, claimants in the Drexel bankruptcy were permitted to make their investment decision based on their desired tax treatment. See Drexel application at 28-29.

Outright sale of the Sunwest Assets to Blackstone LLC for cash also would have deprived those Sunwest Investors who wished to do so of the opportunity to continue their investment and share in any future appreciation of the Sunwest Assets following the Blackstone Acquisition. The ability to share in any future appreciation of the bankruptcy estate’s assets is consistent with the Drexel and LTV matters. See Drexel application at 8-9, 14-15 and 55; LTV application at 13-14 (assets were expected to be actively managed and operated for a period of years, and perhaps restructured, to maximize the value of the assets to the claimants in those bankruptcy proceedings).

2.      Structure of Applicant.

Applicant has three classes of securities (i.e., Applicant’s Common Units, Applicant’s Preferred Units and the contingent Profits Interests). This relatively complex structure is also entirely consistent with the Drexel precedent. The Drexel Trust was to issue CBI-As, CBI-Bs (with four subclasses) and CBI-Cs (with three subclasses), each having different entitlements to distributions and differing transferability characteristics. See Drexel application at 12 and 32. To allow for tiered distributions to claimants, limited partnership interests in the exempted Drexel subsidiary DPI L.P. (“DPI”) were to be issued in two classes, DPI-As and DPI-Bs (the latter of which was to be further divided into two subclasses). See Drexel application at 23-24.

Applicant’s Profits Interests provide no distributions at all to Sunwest Founders unless and until distributions to Sunwest’s general unsecured creditors and Sunwest Investors exceed $500 million.20 Here again, the structure is similar to that reflected in the Drexel precedent. The CBI-Cs to be issued by the Drexel Trust permitted the holders of the CBI-Cs to begin to share in the amounts distributable by the Drexel Trust to holders of other securities only after certain levels of aggregate distributions were made. See Drexel application at 32.

20     It is unlikely that the Profits Interests of Sunwest Founders will ever have value. See footnote 14 above.

Applicant and Blackstone LLC are new entities formed to resolve bankruptcy proceedings. That is consistent with the Drexel and LTV precedents. The Drexel Trust, New Street Capital Corporation (“New Street”), DBP Corp. (“DBP”) and DPI were all new entities formed to resolve bankruptcy proceedings. See Drexel application at 8-10, 15 and 20-22. The LTV entity was also newly formed to resolve bankruptcy proceedings. See LTV application at 1.

The application in LTV also provides support for Applicant’s choice of corporate form—limited liability company. “The Commission has long recognized that (1) trusts whose sole purpose is liquidating a fixed pool of assets or (2) other types of entities that are subject to bankruptcy court supervision can warrant exemption from otherwise applicable provisions on the Act.” See LTV application at 24. The cited precedent in LTV includes Drexel, wherein New Street and DBP were both granted exemptions along with the Drexel liquidating trust, even though they were corporations. See Drexel application at pp. 3-4. The other citations are In the Matter of International Power Securities Corp., Investment Company Act Release Nos. 225 (Oct. 1, 1941) (notice) and 258 (Nov. 17, 1941) (order) (corporation reorganized under bankruptcy proceedings granted exemption for so long as the bankruptcy court retained jurisdiction), and In the Matter of Guardian Investors Corp., Investment Company Act Release Nos. 288 (Dec. 31, 1941) (notice) and 377 (July 3, 1942) (order) (corporation reorganized under bankruptcy proceedings granted exemption for so long as the bankruptcy court retained jurisdiction).

Applicant has no power to control Blackstone LLC. That limitation is consistent with the Drexel precedent since the Drexel Trust had no power to influence or control the affairs of DPI, absent DPI’s default under the secured note issued by DPI to the Drexel Trust. See Drexel application at 25.

Applicant’s structure is fully consistent with the Drexel and LTV precedents.

3.      Active Participation of Sunwest Investors in Negotiating Structure.

The negotiations which led to the final terms of the PSA, the structure of Applicant and the terms of Applicant’s securities were protracted, arm’s-length, spirited and actively participated in by Sunwest Investors and their representatives, counsel, investment bankers and other advisors. As a result of such involvement, Sunwest Investors have been and are adequately protected. This is consistent with the Drexel and LTV applications. Both of the Drexel and LTV bankruptcy proceedings involved complex and contentious negotiations involving many self-interested parties. See Drexel application at 7 and 53; LTV application at 2-3.

4.      Involvement of the Court.

Like the applicants in the Drexel and LTV matters, the Court has been actively involved in all aspects of the Debtor’s reorganization, including the development of Applicant’s capital structure and the terms of the Blackstone Acquisition. The Confirmation Order included a finding that the PSA was negotiated, proposed and entered into by the parties in good faith and from arms’-length bargaining positions. Like Drexel and LTV, the Court will have continuing jurisdiction over Applicant, although it is expected that the Court’s involvement will primarily be to resolve any disputes that arise under Applicant’s governing documents. See Drexel application at 8 and 53; LTV application at 3 and 26.

5.      Possible Capital Calls.

Applicant’s limited right to issue additional securities is fully consistent with the Drexel precedent. Two of the Drexel subsidiaries, New Street and DBP, were permitted to be exempt from almost all provisions of the Investment Company Act,21 even though they were authorized to sell additional securities in private placements under certain circumstances. See Drexel application at 55-56. Drexel was also permitted to issue limited additional interests– these interests would be issued in relation to certain reserves and disputed claims that would be clarified only after confirmation of Drexel’s plan of reorganization. See, e.g., Drexel application at 32; Exhibit B to the Drexel application (Drexel’s plan of reorganization approved March 5, 1992).

Like Drexel, Applicant’s participation right, which must be exercised in compliance with applicable securities law, permits maximum potential benefit for Applicant and its members, does not adversely affect the members who cannot participate in any such offering, and does not adversely affect the general public interest. See Drexel application at 56. See also, Section V.C, “Operations of Applicant – Possible Capital Calls by Blackstone LLC,” above.

6.      Applicant’s Limited Life.

Applicant was formed to resolve bankruptcy proceedings in a manner that is beneficial to Sunwest Investors who elected to invest in Applicant. Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust. Further, although Applicant’s term will automatically expire on December 31, 2020, unless dissolved earlier, Applicant expects to liquidate and dissolve in a much shorter period of time (within five years from the date of its formation). This duration is consistent with the Drexel and LTV precedents. The Drexel Trust had a four-year duration, with three additional two-year extensions permitted if approved by the bankruptcy court. See Drexel application at 13. LTV had a 10-year duration, subject to earlier termination under certain circumstances. See LTV application at 7. See also, Drexel application at 29 (certain Drexel entities had the right to borrow from the Drexel Trust to pay their income tax liabilities; any such loan was to mature no longer than 11 years after the date the Drexel plan of reorganization was consummated). The SEC has granted exemptions under Section 6(c) and 6(e) of the Investment Company Act allowing applicants time to resolve circumstances beyond their control that otherwise prevent qualification for an exemption for a period of two years, at which point applicants that were still required to register as investment companies would apply again for relief, see, e.g., CityFed Financial Corp., Release No. 22473 (January 17, 1997) (notice of application) (granting exemption while applicant resolved litigation that prevented it from acquiring an operating company). Applicant requests four years to allow Applicant to hold Blackstone LLC interests until Blackstone LLC’s expected liquidation, at which point Applicant will distribute the proceeds to its members and dissolve.

21      New Street was subject only to modified Section 9, modified Section 17, modified Section 31, and Sections 36 through 53 of the Investment Company Act. See Drexel Application at 3-4. DBP was subject only to Section 9, modified Section 17 and Sections 36 through 53 of the Investment Company Act. See id.

As discussed in Section V.C, “Operations of Applicant – Possible Capital Calls by Blackstone LLC,” above, Applicant may offer certain of its members the right to contribute additional capital if additional capital is requested from Blackstone LLC. Given the limited circumstances in which Blackstone LLC may make such requests, this possibility is entirely consistent with Applicant’s status as an entity structured to resolve bankruptcy proceedings and distribute proceeds to investors.

The fact that Blackstone LLC is an operating company also is consistent with the Drexel precedent. New Street and DBP, the Drexel Trust subsidiaries that were permitted to make private placements of their securities, as discussed above, were operating businesses. See Drexel application at 52 (stating that the activities of the Drexel Trust are incidental to dissolution even though several of its subsidiaries are operating companies and are expected to continue beyond the Drexel Trust’s existence). New Street (the reorganized Drexel Burnham Company) was to hold, manage and conduct business using certain Drexel assets. New Street intended to actively manage its portfolio and also might seek to influence or control its portfolio companies, participate in restructuring plans, and provide limited financial advisory services. One of New Street’s wholly-owned subsidiaries was a registered broker-dealer. DBP owned certain partnerships and other companies, some of which were to continue as operating businesses. DPI was another operating Drexel entity that was granted a broad exemption in the Drexel matter. The only DPI security the Drexel Trust held was a secured note, so the Drexel Trust did not control DPI, in the absence of a default by DPI on the note. The limited liability interests of DPI were to be held by approximately 2,000 current or former employees of Drexel (or their beneficiaries). There was no specified duration for the existence of New Street or DBP. See Drexel application at 14-15 and 20-21.

7.      Limited Investments; Frequency of Distributions.

Applicant will hold only interests in Blackstone LLC and Temporary Investments. See Drexel Application at 28; LTV Application at 9.

If Applicant is not required to be registered under the Investment Company Act, it would be able to distribute cash as it is received from Blackstone LLC (which could be more often than annually). Since Applicant may invest only in Temporary Investments pending distribution of its cash, the ability to make more frequent distributions would increase the return to Applicant’s members and is consistent with the Drexel precedent. See Drexel application at 11 (stating that the Drexel Trust may make quarterly distributions on certain of its securities).

8.      Payment of Expenses.

Applicant will receive an annual $400,000 Expense Reimbursement from Blackstone LLC, and Applicant may borrow up to a total of $2 million from the Debtor, to pay Applicant’s administrative, compliance and similar expenses. This is consistent with LTV, where an expense reserve for LTV was to be funded by a payment of $1 million from LTV’s bankrupt predecessor, and LTV was to have authority to borrow up to an additional $2 million to pay its operating expenses. See LTV application at 8-9.

9.      Limited Transferability of Applicant’s Interests.

The transferability of certain of the securities described in the Drexel application was severely restricted, like Applicant’s interests (see footnote 16 above). See Drexel application at 18.

10.      Similar Provisions of Investment Company Act Would Apply.

If the Commission grants Applicant’s requested relief, Applicant would comply with similar provisions of the Investment Company Act as the applicants in Drexel and LTV. See Drexel application at 3-5; LTV application at 1. Like Drexel and LTV, Applicant would comply in full with Section 9 and Sections 36 through 53 of the Investment Company Act and the rules thereunder. Applicant also would comply in full with Sections 17(a), 17(d) and 17(e) of the Investment Company Act and the rules thereunder, although the applicants in Drexel and LTV obtained modifications from certain of those provisions, so they could engage in certain transactions with affiliates. See Drexel application at 66-70 (seeking modification of Sections 17(a) and 17(d)); LTV application at 26-28 (seeking modification of Section 17(a)). If the Commission grants Applicant’s requested relief, and if, thereafter, Applicant enters into any transaction with an affiliate, it would do so in full compliance with Sections 17(a), 17(d) and 17(e).

In addition, Applicant would comply with Section 31 and the rules thereunder, except that the records retained by Applicant pursuant to Rule 31a-1(a) would form the basis of Applicant’s annual audited financial statements and quarterly unaudited financial statements, rather than the financial statements required by Section 30 of the Investment Company Act (which also was the case in the Drexel matter). See Drexel application at 62.22

11.      Conclusion.

The relief Applicant seeks is well within existing precedent and does not present any issues not previously resolved by the Commission. All aspects of Applicant’s request are supported by either Drexel or LTV, and many aspects are supported by both Drexel and LTV.

C.      Application Is Appropriate in the Public Interest

Because Applicant was formed in connection with the Bankruptcy Case and will continue to be subject to the jurisdiction of the Court in the manner described herein, the exemptions requested are consistent with the public interest.

D.      Application is Consistent with the Protection of Investors

Sunwest Investors who have elected to invest in Applicant are protected by the factors described below, and these protections are consistent with the Drexel and LTV precedents:

22     LTV, which was going to register certain of its securities under the Securities Exchange Act of 1934, as amended, also agreed to comply with Sections 17(f) and 30(d) of the Investment Company Act. See LTV application at 1 and 11-12.

(1)	Representatives of Sunwest Investors actively participated in the development of Applicant’s structure and the terms of the PSA with Blackstone LLC. In fact, the Management Committee located another potential buyer after the initial PSA had been signed. Competing bids from that third party directly resulted in the enhanced offer from Blackstone LLC that significantly increased the ability of Sunwest Investors to participate in the ownership of Blackstone LLC. See Section IV.C, “Structure of Applicant – Negotiation of Applicant’s Structure,” above.

(2)	Applicant’s structure was developed with the active participation of the Court. See Drexel application at 53.

(3)	Applicant’s Common Units and Applicant’s Preferred Units were designed to benefit Sunwest Investors and are owned only by Sunwest Investors who have elected to receive Applicant’s Common Units or Applicant’s Preferred Units. See Section IV.A, “Structure of Applicant – Reasons for Applicant’s Structure; Applicant’s Purposes,” above.

(4)	The Court has confirmed the Plan and has entered the Confirmation Order. See Drexel application at 8; LTV application at 3.

(5)	The Court will retain jurisdiction over Applicant and its activities. See Drexel application at 8 and 53; LTV application at 26. The Court’s continuing jurisdiction over Applicant is set forth in Article 9 of the Plan, including for purposes of (i) Section 1127(b) of the Bankruptcy Code (covering modification of a plan of reorganization after confirmation and prior to substantial consummation); (ii) adjudicating any claim or controversy concerning interests in, or governance of, Applicant or otherwise related to Applicant’s LLC Agreement; and (iii) resolving disputes regarding the interpretation and implementation of the Plan or any pending matter in the Bankruptcy Case, excluding disputes relating to Blackstone’s LLC Agreement.

(6)	The transferability of Applicant’s interests is severely restricted (see footnote 16 above), and such interests will not be publicly traded. See Drexel application at 12 and 18. Because of the restrictions on transfer, Applicant’s interests initially are held, and will continue to be held, by Sunwest Investors and Sunwest Founders (or their affiliates as of the date of the Order) who are familiar with the reasons for Applicant’s capital structure and who, in fact, are the recipients of the benefits of the structure.

(7)	Applicant’s initial three-person Board of Managers was elected by Applicant’s members, and the three Managers are not “interested persons” of Applicant. Subsequent Managers also will be elected by the members, and at least two of the three Managers must not be “interested persons” of Applicant. See Sections 7.2 and 7.3 of Applicant’s LLC Agreement. See also, LTV application at 10.

(8)	Compensation of Applicant’s Managers is limited to a maximum of $39,000 per year pursuant to Applicant’s LLC Agreement. This is significantly less compensation than was provided in the Drexel and LTV precedents. See Drexel application at 14; LTV application at 11.

(9)	Applicant may not change its purpose without a vote of its members, pursuant to Section 7.6.2 of Applicant’s LLC Agreement. See LTV application at 10.

(10)	Other than holding interests in Blackstone LLC, Applicant may invest only in Temporary Investments pending distributions to Applicant’s members. See Drexel application at 28; LTV application at 9.

(11)

Under the requested exemption, Applicant would provide full and fair disclosure to its members by providing quarterly unaudited financial statements and annual audited financial statements prepared in accordance with Regulation S-X. See Drexel application at 58-59, 62; LTV application at 11-12.

E.      Application Is Consistent with Purposes of Investment Company Act

Applicant’s requested relief is consistent with the purposes fairly intended by the policy and provisions of the Investment Company Act.

The Investment Company Act is intended to:

(1)

“prevent insiders from managing the companies to their benefit and to the detriment of public investors” – Applicant is not “managed” in the traditional sense, because Applicant’s LLC Agreement places severe limitations on the Managers’ ability to “manage” Applicant, including limiting all investments to Applicant’s interests in Blackstone LLC and Temporary Investments. In addition, at least two of the three members of Applicant’s Board of Managers must not be “interested persons” of Applicant. Applicant’s initial three-person Board of Managers was, and subsequent Managers will be, elected by the members of Applicant. See Sections 7.2 and 7.3 of Applicant’s LLC Agreement.

(2)	“prevent the issuance of securities having inequitable or discriminatory provisions” – The overall fairness of the Plan, including the terms of the Blackstone Acquisition, Applicant’s structure and the terms of the securities to be issued by Applicant, have been the subject of Court-approved disclosure and confirmation by the Court.

(3)	“prevent the management of investment companies by irresponsible persons” – The selection of the initial Manager, and the method of selecting subsequent Managers, ensures that they represent the interests of Applicant’s members. In addition, under the requested exemption, Applicant would become subject to the limitations of Section 9 of the Investment Company Act.

(4)	"prevent the use of unsound or misleading methods of computing the earnings and asset value” – Applicant is required to pass through all earnings and distributions to its members, except for reserves the Board of Managers deems appropriate to pay Applicant’s expenses. See Sections 5.2 and 5.3 of Applicant’s LLC Agreement.

(5)	“prevent changes in the character of investment companies without the consent of investors” – No change to Applicant’s purpose is possible under the terms of Applicant’s LLC Agreement, without the consent of members. See Section 7.6.2 of Applicant’s LLC Agreement. Applicant will not acquire any assets other than its interests in Blackstone LLC and Temporary Investments. See Sections 1.3 and 7.6.7 of Applicant’s LLC Agreement.

(6)	“prevent investment companies from engaging in excessive leveraging” – Although Applicant’s LLC Agreement permits the Managers to borrow money (see Section 7.5.3 of Applicant’s LLC Agreement), there is no incentive to borrow money other than if necessary to pay expenses.

(7)	“ensure the disclosure of full and accurate information about the companies and their sponsors” – The initial disclosures to Sunwest Investors were approved by the Court in May 2010. Applicant will provide to members annually: (a) Applicant’s audited annual financial statements; and (b) information necessary for the members to prepare their tax returns. See Sections 10.3 and 10.4 of Applicant’s LLC Agreement. In addition, under the requested exemption, Applicant’s annual audited financial statements would comply with Regulation S-X and Applicant also agrees to provide unaudited quarterly financial statements prepared in accordance with generally accepted accounting principles to its members.

VIII.      Conditions to the Requested Relief

Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	Applicant will not own or hold securities other than: (a) interests in Blackstone LLC and (b) Temporary Investments (i.e., short-term investments in general obligations of the United States, or its agencies and instrumentalities, and/or deposit accounts with banks, which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization).

(2)	Applicant will not offer additional securities to its members, except in connection with capital requests from Blackstone LLC or to pay its expenses.

(3)	If Applicant sells additional securities, such securities would be sold at a price equal to or greater than the net asset value of the securities at the time of the offering.

(4)	Applicant’s governing documents will not be amended to permit Applicant’s securities to be freely tradable.

(5)

Applicant annually will provide to its members financial statements audited in accordance with generally accepted accounting principles and Rule 1-02(d) of Regulation S-X. For purposes of this requirement, “audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

(6)	Applicant will be exempt until the earlier of four years from the date of the Order or such time as Applicant would no longer be required to register as an investment company.

(7)	Applicant will not hold itself out as an investment company.

IX.      Authorizations

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in Applicant’s name and on its behalf have been taken. Applicant states that the undersigned, the Board of Managers of Applicant elected pursuant to Section 7.3 of Applicant’s LLC Agreement, has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate pursuant to its general authority under Section 7.5 of Applicant’s LLC Agreement, and pursuant to resolutions passed by the Board of Managers on August 29, 2011. Additional items required by Rule 0-2(c)(1) under the Investment Company Act are attached hereto as Exhibit A. The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit B.

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicant hereby states that the address of Applicant is 2300 SW First Avenue, Suite 200, Portland, OR 97201-5047, and Applicant further states that all communications or questions concerning this Application should be directed to:

Brynn D. Peltz
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
(212) 906-2913

X.      Requested Relief

Applicant requests that the Commission issue an order pursuant to Rule 0-5 without the necessity of holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an order exempting Applicant from all provisions of the Investment Company Act and the rules thereunder, except: Section 9; Sections 17(a), 17(d) and 17(e); Modified Section 31; and Sections 36 through 53 of the Investment Company Act and the rules thereunder. Such order would take effect if Applicant is unable to otherwise be exempt from the Investment Company Act.

XI.      Conclusion

As with any bankruptcy or insolvency case, it is of fundamental importance to have efficient operations and to minimize expenses of administration. In the present case, the tax consequences to some Sunwest Investors of a traditional liquidation or sale of the Sunwest Assets were potentially so grave that ameliorating those consequences compelled adoption of a relatively complex structure.

Nonetheless, it is Applicant’s goal to conduct its operations as efficiently as possible to minimize expenses, while also satisfying Applicant’s fiduciary responsibilities to its members and thereby maximizing the after-tax return to its members. Applicant’s requested exemptions are designed to enable it to maximize returns to its members, are appropriate in the public interest, are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act, and are consistent with precedent.

*     *     *      *     *

Dated: September 6, 2011

Sunwest Rollover Member LLC

By:	/s/ WILLIAM M. BRYAN
Name:	William M. Bryan
Title:	Manager

By:	/s/ RICHARD J. CARNEY
Name:	Richard J. Carney
Title:	Manager

By:	/s/ SIDNEY E. SMITH
Name:	Sidney E. Smith
Title:	Manager

EXHIBIT A

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, William M. Bryan, Richard J. Carney and Sidney E. Smith, in their capacity as all of the Managers (collectively, the “Managers”) on the Board of Managers (the “Board of Managers”) of Sunwest Rollover Member LLC, a Delaware limited liability company (the “Company”), pursuant to the Company’s Amended and Restated Limited Liability Company Agreement effective as of August 5, 2010 by and among the Company and its Members (the “Company’s LLC Agreement”), hereby state that all actions necessary to authorize the execution and filing of the Sixth Amended and Restated Application (the “Application”) with the United States Securities and Exchange Commission for an order of exemption under Sections 6(c) and 6(e) of the Investment Company Act of 1940, as amended (the “Act”) have been taken, and that the Managers signing and filing the Application are all of the Managers on the Board of Managers as of the date hereof and are authorized to sign and file the Application on behalf of the Company pursuant to their authority as Managers under the Company’s LLC Agreement, and pursuant to the following resolutions adopted by the Board of Managers on August 29, 2011:

RESOLVED, that each Manager and officer of the Company be, and hereby is, authorized, empowered and directed to cause the Company to amend its application to the Commission for an order of exemption under Sections 6(c) and 6(e) of the Act, exempting the Company from compliance with all provisions of the Act, except, without limitation, Sections 9, 17(a), 17(d), 17(e), 31 (modified), and 36 through 53; and it is

FURTHER RESOLVED, that the Application, in the form presented to the Board of Managers and attached [to the resolutions] as Exhibit A be, and hereby is, authorized, approved, adopted, ratified and confirmed in all respects, with such changes as the Board of Managers shall approve; and it is

FURTHER RESOLVED, that each Manager and officer of the Company be, and hereby is, authorized, empowered and directed, for, in the name and on behalf of the Company to execute the Application and cause the Application to be filed and prosecuted with the Commission; and it is

FURTHER RESOLVED, that each Manager and officer of the Company, be, and hereby is, authorized, empowered and directed, for, in the name and on behalf of the Company to take or cause to be taken all such further actions, including, without limitation, negotiating, signing, executing, acknowledging, certifying, attesting, delivering, accepting, recording and filing all such further documents, certificates and instruments and assignments thereof and making all payments and remittances on behalf of the Company, in each case as the Manager or officer of the Company, in the sole discretion of such Manager or officer of the Company, may determine to be necessary, appropriate, advisable or desirable in order to carry out and fulfill the intent and accomplish the purposes of the foregoing resolutions, such approval and determination to be conclusively evidenced by the taking of any such further action, and any action or actions taken by such Manager or officer of the Company in furtherance of these objectives is and are hereby authorized, confirmed, ratified and approved; and it is

FURTHER RESOLVED, that any and all actions and deeds previously taken or carried out by such Manager or officer of the Company or any other Manager or officer of the Company prior to the date hereof, which are consistent with and in furtherance of the intent and purposes of the foregoing resolutions and the consummation of the transactions contemplated therein, shall be, and hereby are, in all respects authorized, approved, adopted, ratified and confirmed.

Sunwest Rollover Member LLC

By:	/s/ WILLIAM M. BRYAN
Name:	William M. Bryan
Title:	Manager

By:	/s/ RICHARD J. CARNEY
Name:	Richard J. Carney
Title:	Manager

By:	/s/ SIDNEY E. SMITH
Name:	Sidney E. Smith
Title:	Manager

Exhibit A

EXHIBIT B

STATE OF OREGON	)
) ss:
COUNTY OF MARION	)

The undersigned states that he has duly executed the attached Sixth Amended and Restated Application for an Order of Exemption Under Sections 6(c) and 6(e) of the Investment Company Act of 1940, as amended, dated September 6, 2011, for and on behalf of Sunwest Rollover Member LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sunwest Rollover Member LLC

By:	/s/ WILLIAM M. BRYAN
Name:	William M. Bryan
Title:	Manager

By:	/s/ RICHARD J. CARNEY
Name:	Richard J. Carney
Title:	Manager

By:	/s/ SIDNEY E. SMITH
Name:	Sidney E. Smith
Title:	Manager

Exhibit B